BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Continuation Application

Form 16
BUSINESS CORPORATIONS ACT
Section 302

FILING DETAILS: *Continuation Application for:*
EURASIAN MINERALS INC.

Incorporation Number: **C0704593**

File Date and Time : **September 21, 2004 03:14 PM Pacific Time**

Recognition Date and Time: **Continuation into British Columbia September 21, 2004 03:14 PM Pacific Time**

CONTINUATION APPLICATION

Name Reservation Number:
NR6067513

Name Reserved:
EURASIAN MINERALS INC.

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:
206955916

Name in Foreign Jurisdiction:
Eurasian Minerals Inc.

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:
May 13, 1996

Foreign Jurisdiction:
ALBERTA

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporation's jurisdiction was filed.

NOTICE OF ARTICLES

Name of Company:

EURASIAN MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
PO BOX 11122
SUITE 1880 - 1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3P3

Delivery Address:
SUITE 1880
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3P3

RECORDS OFFICE INFORMATION

Mailing Address:
PO BOX 11122
SUITE 1880 - 1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3P3

Delivery Address:
SUITE 1880
1055 WEST GEORGIA STREET
VANCOUVER BC V6E 3P3

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BAYLEY, BRIAN ERIC

Mailing Address:
SUITE 300
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1

Delivery Address:
SUITE 300
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1

Last Name, First Name Middle Name:
MILLER, KENNETH PETER

Mailing Address:
SUITE 300
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1

Delivery Address:
SUITE 300
570 GRANVILLE STREET
VANCOUVER BC V6C 3P1

Last Name, First Name Middle Name:
WINN , MICHAEL DEMPSEY

Mailing Address:
1506 NORTH COAST HIGHWAY
LAGUNA BEACH CA 92651
UNITED STATES

Delivery Address:
1506 NORTH COAST HIGHWAY
LAGUNA BEACH CA 92651
UNITED STATES

Last Name, First Name Middle Name:
COLE , DAVID MORRELL

Mailing Address:
6624 WILLOW BROOM TRAIL
LITTLETON CO 80125
UNITED STATES

Delivery Address:
6624 WILLOW BROOM TRAIL
LITTLETON CO 80125
UNITED STATES

AUTHORIZED SHARE STRUCTURE

1. No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached